SCHEDULE 13G	PAGE 1 of 9

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO 13d-2

(Amendment No. 4)*

ECB Bancorp, Inc.

(Name of issuer)

Common Stock, $3.5 par value

(Title of class of securities)

268253101

(CUSIP number)

December 31, 2009

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G	PAGE 2 of 9

CUSIP No. 268253101
(1)	Name of reporting person OZ Management LP
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(5) Sole voting power 175,498
(6) Shared voting power 0
(7) Sole dispositive power 175,498
(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 175,498
(10)	Check box if the aggregate amount in Row (9) excludes certain shares ☐
(11)	Percent of class represented by amount in Row (9) 6.16%
(12)	Type of reporting person IA

SCHEDULE 13G	PAGE 3 of 9

CUSIP No. 268253101
(1)	Name of reporting person Och-Ziff Holding Corporation
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(5) Sole voting power 175,498
(6) Shared voting power 0
(7) Sole dispositive power 175,498
(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 175,498
(10)	Check box if the aggregate amount in Row (9) excludes certain shares ☐
(11)	Percent of class represented by amount in Row (9) 6.16%
(12)	Type of reporting person CO

SCHEDULE 13G	PAGE 4 of 9

CUSIP No. 268253101
(1)	Name of reporting person Och-Ziff Capital Management Group LLC
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(5) Sole voting power 186,411
(6) Shared voting power 0
(7) Sole dispositive power 186,411
(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 186,411
(10)	Check box if the aggregate amount in Row (9) excludes certain shares ☐
(11)	Percent of class represented by amount in Row (9) 6.55%
(12)	Type of reporting person HC

SCHEDULE 13G	PAGE 5 of 9

CUSIP No. 268253101
(1)	Name of reporting person Daniel S. Och
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(5) Sole voting power 186,411
(6) Shared voting power 0
(7) Sole dispositive power 186,411
(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 186,411
(10)	Check box if the aggregate amount in Row (9) excludes certain shares ☐
(11)	Percent of class represented by amount in Row (9) 6.55%
(12)	Type of reporting person IN

SCHEDULE 13G	PAGE 6 of 9

CUSIP No. 268253101
(1)	Name of reporting person OZ Master Fund, Ltd.
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	(5) Sole voting power 170,000
(6) Shared voting power 0
(7) Sole dispositive power 170,000
(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 170,000
(10)	Check box if the aggregate amount in Row (9) excludes certain shares ☐
(11)	Percent of class represented by amount in Row (9) 5.97%
(12)	Type of reporting person CO

	SCHEDULE 13G	PAGE 7 of 9
CUSIP No. 268253101

ITEM 1	(a).	NAME OF ISSUER:

ECB Bancorp, Inc.

ITEM 1	(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

Post Office Box 337 Engelhard, NC 27824

ITEMS 2(a), 2(b) and 2(c). NAME OF PERSON FILING, ADDRESS OF PRINCIPAL BUSINESS OFFICE AND CITIZENSHIP:

This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons”:

		(i)	OZ Management LP (“OZ”) and OZ Management II (“OZII”), Delaware limited partnerships, are the principal investment managers to a number of investment funds and discretionary accounts managed by OZ and OZII (the “Accounts”).

		(ii)	Och-Ziff Holding Corporation (“OZHC”), a Delaware corporation, which serves as the general partner of OZ, with respect to the Shares reported in this Schedule 13G managed by OZ, OZII, and held by the Accounts.

		(iii)	Och-Ziff Capital Management Group LLC (“OZM”), a Delaware limited liability company, is a holding company, which is the sole shareholder of OZHC and Och-Ziff Holding LLC, a Delaware limited liability company, which serves as the general partner of another investment fund with respect to the Shares reported in this Schedule 13G managed by OZ, OZII, and held by the Accounts.

		(iv)	Daniel S. Och, who is the Chief Executive Officer of OZHC and the Chief Executive Officer and Executive Managing Director of Och-Ziff Capital Management Group LLC, with respect to the Shares reported in this Schedule 13G managed by OZ, OZII, and held by the Accounts.

		(v)	OZ Master Fund, Ltd. (“OZMD”), a Cayman Islands company, with respect to shares owned by it.

The citizenship of OZ, OZHC, OZM, and OZMD, is set forth above. Daniel S. Och is a United States citizen.

The address of the principal business office of each of the Reporting Persons except OZMD is 9 West 57th Street, 39th Floor, New York, NY 10019. The address of the principal business office of OZMD is c/o Goldman Sachs (Cayman) Trust, Limited, P.O. Box 896, Suite 3307, Gardenia Court, 45 Market Street, Camana Bay, Grand Cayman, Cayman Islands.

ITEM 2	(d).	TITLE OF CLASS OF SECURITIES:

Common Stock, $3.5 par value.

ITEM 2	(e).	CUSIP NUMBER:

268253101

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO §§ 240.13d-1(b) or 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

	(a)	☐	Broker or dealer registered under Section 15 of the Act;

	(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

	(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act;

	(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940;

	(e)	☐	Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940: see Rule 13d-1(b)(1)(ii)(E);

	(f)	☐	Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F);

	(g)	☐	Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G);

	(h)	☐	Savings Associations as defined in Section 3(b) of the Federal Deposit Insurance Act;

	(i)	☐	Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

	(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

IF THIS STATEMENT IS FILED PURSUANT TO Rule 13d-1(c), CHECK THIS BOX. ☒

	SCHEDULE 13G	PAGE 8 of 9
CUSIP No. 268253101

ITEM 4.	OWNERSHIP.

OZ serves as principal investment manager to a number of investment funds and discretionary accounts and is the sole member of Och-Ziff Holding II, LLC, the general partner of OZII, with respect to which it has voting and dispositive authority over the Shares reported in this Schedule 13G. OZHC serves as the general partner of OZ. As such, it may be deemed to control OZ and therefore may be deemed to be the beneficial owner of the Shares reported in this Schedule 13G. OZM is the sole shareholder of OZHC and Och-Ziff Holding LLC, as such it may be deemed to be the beneficial owner of the Shares reported in this Schedule 13G. Mr. Daniel S. Och is the Chief Executive Officer and Executive Managing Director of OZM. As such, he may be deemed to control such entity and therefore be deemed to be the beneficial owner of the Shares reported in this Schedule 13G.

Each of the Reporting Persons hereby disclaims any beneficial ownership of any such Shares.

	A.	OZ

		(a)	Amount beneficially owned: 175,498

		(b)	Percent of class: 6.16%

(All percentages herein are based on 2,847,881 shares of Common Stock outstanding as of November 6, 2009 as reflected in the Form 10Q filed by the Company on November 9, 2009)

		(c)	Number of shares as to which such person has:

			(i)	sole power to vote or to direct the vote 175,498

			(ii)	shared power to vote or to direct the vote 0

			(iii)	sole power to dispose or to direct the disposition of 175,498

			(iv)	shared power to dispose or to direct the disposition of 0

	B.	OZHC

		(a)	Amount beneficially owned: 175,498

		(b)	Percent of class: 6.16%

		(c)	Number of shares as to which such person has:

			(i)	sole power to vote or to direct the vote 175,498

			(ii)	shared power to vote or to direct the vote 0

			(iii)	sole power to dispose or to direct the disposition of 175,498

			(iv)	shared power to dispose or to direct the disposition of 0

	C.	OZM

		(a)	Amount beneficially owned: 186,411

		(b)	Percent of class: 6.55%

		(c)	Number of shares as to which such person has:

			(i)	sole power to vote or to direct the vote 186,411

			(ii)	shared power to vote or to direct the vote 0

			(iii)	sole power to dispose or to direct the disposition of 186,411

			(iv)	shared power to dispose or to direct the disposition of 0

	D.	Daniel S. Och

		(a)	Amount beneficially owned: 186,411

		(b)	Percent of class: 6.55%

		(c)	Number of shares as to which such person has:

			(i)	sole power to vote or to direct the vote 186,411

			(ii)	shared power to vote or to direct the vote 0

			(iii)	sole power to dispose or to direct the disposition of 186,411

			(iv)	shared power to dispose or to direct the disposition of 0

	E.	OZMD

		(a)	Amount beneficially owned: 170,000

		(b)	Percent of class: 5.97%

		(c)	Number of shares as to which such person has:

			(i)	sole power to vote or to direct the vote 170,000

			(ii)	shared power to vote or to direct the vote 0

			(iii)	sole power to dispose or to direct the disposition of 170,000

			(iv)	shared power to dispose or to direct the disposition of 0

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

See Item 4.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

See Item 4.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.	CERTIFICATIONS. (if filing pursuant to Rule 13d-1(c))

Not applicable.

	SCHEDULE 13G	PAGE 9 of 9
CUSIP No. 268253101

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: February 16, 2010

/S/ DANIEL S. OCH
OZ MANAGEMENT LP
By Och-Ziff Holding Corporation its general partner;
By Daniel S. Och
Chief Executive Officer

/S/ DANIEL S. OCH
Och-Ziff Holding Corporation
By Daniel S. Och
Chief Executive Officer

/S/ DANIEL S. OCH
Och-Ziff Capital Management Group LLC
By Daniel S. Och
Chief Executive Officer and
Executive Managing Director

/S/ DANIEL S. OCH
Daniel S. Och

/S/ DANIEL S. OCH
OZ MASTER FUND, LTD.
By Daniel S. Och
Director